NEWS RELEASE

EMX Royalty Provides an Update for Timok Royalty Property and Files a Technical Report on SEDAR

Vancouver, British Columbia, March 2, 2021 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to provide an update on the Timok Project in Serbia, controlled and being developed by Zijin Mining Group Co., Ltd ("Zijin"). EMX holds an uncapped 0.5% net smelter return ("NSR") royalty on Timok's Brestovac license, which covers the Cukaru Peki copper-gold development project.

According to Zijin's latest public disclosures on the "Timok Copper and Gold Mine", commercial production is expected to commence in the second quarter of 20211. This is consistent with previous Zijin disclosures, and the project appears to be advancing on schedule.

In addition to the original agreement covering EMX's royalty interest in the Timok Project's Brestovac license, which has already been filed by EMX on SEDAR (see EMX News Release dated October 5, 2020), EMX has now filed on SEDAR a technical report, "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" dated February 26, 2021 by Mineral Resource Management LLC.

The commencement of production at Timok will represent an important milestone for EMX which purchased its key 0.5% NSR royalty on the Timok Project in 2013, shortly after the discovery of the Cukaru Peki copper-gold deposit (see EMX News Release dated February 4, 2014). This acquisition serves as an example of how EMX leveraged its in-country expertise through early recognition of the potential value of the Cukaru Peki discovery, but also through the understanding of where key royalty interests were held by third parties that could be available for acquisition.

Timok Royalty Property, Bor Mining District, Serbia. Zijin has pursued aggressive, fast-track development of the Timok Project. In late 2020, Zijin provided notification that its underground development work had entered the initial mining area at the Timok Project's Upper Zone of the Cukaru Peki copper-gold deposit. Zijin has projected that over 79,000 tonnes of copper will be produced per annum from the Upper Zone project once it reaches its full capacity, "with a designed throughput of 3.3 million tonnes per annum" for the milling facility (Ibid1).

In addition to the Timok Upper Zone Copper and Gold Mine royalty at Cukaru Peki, the Company's uncapped 0.5% Brestovac NSR royalty also covers the Cukaru Peki Lower Zone porphyry copper-gold exploration project. Additional Timok Magmatic Complex exploration upside and project optionality is provided by EMX royalties covering adjacent projects and other properties in the region (see Figure 1), including:

  Brestovac West, which is covered by NSR royalties of 2% for gold and silver and 1% for all other metals. The Brestovac West royalty was organically generated by EMX and contains the Corridor Zone gold prospect. It is situated directly west of Brestovac and the Cukaru Peki deposit.
  Durlan Potok, which is covered by a 0.5% NSR royalty defined under the same royalty agreement as Brestovac, and is located in the Timok Magmatic Belt approximately 20 kilometers north of Brestovac and Cukaru Peki.

1 See http://www.zijinmining.com/business/product-detail-69543.htm and http://www.zijinmining.com/news/118268.htm

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

EMX congratulates Zijin on its rapid progress in developing the Timok Project, and looks forward to new advancements as the work programs progress.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2020 (the "MD&A"), and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2019, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Figure 1. Locations of EMX royalty interests and key geological features in the Timok Magmatic Complex in the Bor Mining District of Serbia.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com